SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN
Date:22 January 2015

Name of applicant:		Aviva plc
Name of scheme:
Aviva Savings Related Share Option Scheme
Aviva Savings Related Share Option Scheme 2007
Aviva Ireland Savings Related Share Option Scheme
Aviva Annual Bonus Plan 2005
Aviva Annual Bonus Plan 2011
Aviva Long Term Incentive Plan 2005
Aviva Long Term Incentive Plan 2011
Aviva Executive Share Option Plan 2005

Period of return:	From:	01/07/2014	To:	31/12/2014
Balance of unallotted securities under scheme(s) from previous return:
Aviva Savings Related Share Option Scheme -1,021,069
Aviva Savings Related Share Option Scheme 2007 -86,754
Aviva Ireland Savings Related Share Option Scheme -330,830
Aviva Annual Bonus Plan 2005 -61,975
Aviva Annual Bonus Plan 2011 -515,164
Aviva Long Term Incentive Plan 2005 -132,510
Aviva Long Term Incentive Plan 2011 -316,688
Aviva Executive Share Option Plan 2005 -1,043,346

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):
Aviva Savings Related Share Option Scheme 2007 -7,000,000
Aviva Ireland Savings Related Share Option Scheme -200,001
Aviva Annual Bonus Plan 2011 -3,685,000
Aviva Long Term Incentive Plan 2011 -9,183,000

Less:Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Aviva Savings Related Share Option Scheme 2007 -2,699,591 Aviva Ireland Savings Related Share Option Scheme -189,099
Equals:Balance under scheme(s) not yet issued/allotted at end of period:
Aviva Savings Related Share Option Scheme -1,021,069
Aviva Savings Related Share Option Scheme 2007 -4,387,163
Aviva Ireland Savings Related Share Option Scheme -341,732
Aviva Annual Bonus Plan 2005 -61,975
Aviva Annual Bonus Plan 2011 -4,200,164
Aviva Long Term Incentive Plan 2005 -132,510
Aviva Long Term Incentive Plan 2011 -9,499,688
Aviva Executive Share Option Plan 2005 -1,043,346

Name of contact:	Elena Petrou
Telephone number of contact:	020 7662 1268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 January, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary